Exhibit 21.1
Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
Idearc Information Services LLC	Delaware

Idearc Media Corp.	Delaware

Idearc Media Services – East Inc.	Delaware

Idearc Media Services – West Inc.	Delaware

Idearc Media Sales – West Inc.	Delaware

Idearc Media Sales – East LLC	Delaware

Idearc Media Sales – East Co.	Maryland

License Application Corporation	Delaware

Second License Application Corporation	Delaware

Idearc Inceptor LTD	United Kingdom